Schedule A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)(1)	Date of Purchase/Sale
Purchase of Class A ordinary shares	256,328	$11.3150	10/16/25
Purchase of Class A ordinary shares	456,367	$11.3200	10/16/25
Purchase of Class A ordinary shares	55,275	$11.3350	10/17/25
Purchase of Class A ordinary shares	750,000	$11.3400	10/17/25
Purchase of Class A ordinary shares	261,075	$11.3349	10/20/25
Purchase of Class A ordinary shares	96,070	$11.3400	10/21/25

(1) The prices reported are inclusive of brokerage commissions.